                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Dirk Kipp
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                Page 1 of 5 Pages


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

----------------------------------------                                        --------------------------------------
         CUSIP No.: 35177K108                             13D                             Page 2 of 5 Pages
----------------------------------------                                        --------------------------------------

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [  ]
                                                                                                            (b) [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                          WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
   NUMBER OF               SOLE VOTING POWER                                                               2,561,000
    SHARES
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 BENEFICIALLY              SHARED VOTING POWER                                                                     0
    OWNED
----------------------------------------------------------------------------------------------------------------------
   BY EACH                 SOLE DISPOSITIVE POWER                                                          2,561,000
 REPORTING
----------------------------------------------------------------------------------------------------------------------
   PERSON                  SHARED DISPOSITIVE POWER                                                                0
    WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      2,561,000
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   16.76%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                 BK
----------------------------------------------------------------------------------------------------------------------


                                Page 2 of 5 Pages


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     This Amendment No. 8 amends and supplements Items 4 and 7 of the Schedule
13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 4. PURPOSE OF TRANSACTION

     As previously disclosed, the Bank solicited proxies of the shareholders of the Fund to vote in favor of its two nominees, Gregory L. Melville and Moritz Sell, to the Board at the election which occurred at the Annual Meeting of Shareholders of the Fund held on April 26, 2000 (the "Annual Meeting") and, in connection therewith, filed preliminary proxy materials with the Securities and Exchange Commission on March 29, 2000. The Bank filed its definitive proxy materials with the Securities and Exchange Commission on April 12, 2000 and engaged in solicitation activities with respect to the election.

     In a press release on May 10, 2000 the Fund announced that Messrs. Melville and Sell had been elected to serve as directors of the Fund for a term of three years. On May 11, 2000 Messrs. Melville and Sell sent the letter attached hereto as Exhibit 1 to their fellow board members, calling attention to certain matters relating to the shareholder vote at the Annual Meeting.

     Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Open Letter to the Board of Directors of the France Growth Fund, Inc., dated May 11, 2000, from Gregory L. Melville and Moritz Sell



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                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2000                    BANKGESELLSCHAFT BERLIN AG


                                      By: /s/ Gregory L. Melville
                                         ------------------------------------
                                         Name:  Gregory L. Melville
                                         Title: Assistant Director


                                      By: /s/ Moritz Sell
                                         ------------------------------------
                                         Name:  Moritz Sell
                                         Title: Market Strategist




                                Page 4 of 5 Pages

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                                                                       Exhibit 1



May 11, 2000

Open Letter to the Board of Directors of the France Growth Fund, Inc.

Gentlemen,

Yesterday the France Growth Fund announced the official results of its Annual Meeting of Stockholders. We would like to draw your attention to certain aspects of the voting that were not revealed in the press release issued by the Fund.

The press released noted that the "two non-binding stockholder proposals--with respect to expediting the process to ensure Fund shares can trade at net asset value and with respect to conducting a tender offer for at least 5% of Fund shares--were approved by less than a majority of the outstanding shares of the Fund." Although these are the net results, we want to share the detailed voting results with you.

The shareholder proposal recommending that steps be taken to ensure that the Fund's shares can trade at net asset value (NAV) received 7,584,913 votes, representing 49.64% of 15,280,000 shares outstanding and approximately 69% of votes cast on this proposal. Similarly, the proposal recommending that a tender-offer be conducted for at least 5% of the fund's shares received 7,501,170 votes, representing 49.09% of the outstanding shares and approximately 68% of the votes cast on this proposal.

The detailed results are significant and it is very important for the Board to strongly consider this information in the future.

We look forward to discussing these matters at the next Board Meeting.

Respectfully,


Gregory L. Melville            Moritz Sell




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